NO ACT

PE
2-17-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005757

February 23, 2011

John Levin

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2011

Re: Ameron International Corporation
Incoming letter dated February 17, 2011

Dear Mr. Levin:

This is in response to your letter dated February 17, 2011 concerning the shareholder proposal you submitted to Ameron. In that letter, you requested that the Commission review the Division of Corporation Finance's January 12, 2011 letter granting no-action relief to Ameron's request to exclude your proposal from its 2011 proxy materials.

Under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

From: John Levin [jlevin@tfm-llc.com]
Sent: Thursday, February 17, 2011 5:13 PM
To: CFLETTERS; shareholderproposals
Cc: jdlevin@optonline.net; eising@gibsondunn.com
Subject: Ameron No Action Letter -- Appeal

Dear Ladies and Gentlemen of the SEC Office of Chief Counsel, Division of Corporation Finance:

In response to my e-mail inquiry (below) dated February 9, 2011, I received from Matt McNair a telephone message on February 11, 2011 stating that the SEC had not yet made a determination on my appeal request.

Today, Bloomberg reports that my appeal was denied, and the service provides an electronic copy of a letter to me from Jonathan A. Ingram, Deputy Chief Counsel, Division of Corporation Finance. This letter is dated February 14, 2011. I have not yet received this letter, nor have I heard from Mr. Ingram or Mr. McNair by telephone or by e-mail.

I believe Mr. Ingram's decision was flawed, and I would like to appeal further, to the full Commission if necessary. Given that Ameron likely will file its final Proxy Statement in the very near future, I believe this matter requires immediate attention, and I would like you to contact me in the future by telephone: *** FISMA & OMB Memorandum M-07-16 *** and by e-mail: jlevin@tfm-llc.com and jdlevin@optonline.net, rather than by snail mail, unless your internal policies for some reason prohibit you from contacting customers in this way.

Thank you.

John Levin *** FISMA & OMB Memorandum M-07-16 ***

From: John Levin
Sent: Wednesday, February 09, 2011 8:15 PM
To: 'CFLetters@sec.gov'; 'shareholderproposals@sec.gov'
Subject: Ameron No Action Letter -- Appeal

Dear Ladies and Gentlemen of the SEC Office of Chief Counsel, Division of Corporation Finance:

I sent my appeal for this case on January 28. I have not yet heard back from your office.

Today Ameron filed its Preliminary Schedule 14a for its Annual Meeting to be held on March 30, 2011. Their filing excludes the Proposal that I submitted, which I believe should be included under Rule 14a-8.

Please contact me so that I may know whether further appeals are necessary.

Thank you.

John Levin *** FISMA & OMB Memorandum M-07-16 ***

From: John Levin
Sent: Friday, January 28, 2011 8:09 PM
To: 'CFLetters@sec.gov'; 'shareholderproposals@sec.gov'
Cc: 'eising@gibsondunn.com'; 'jdlevin@optonline.net'
Subject: Ameron No Action Letter -- Appeal

Dear Ladies and Gentlemen of the SEC Office of Chief Counsel, Division of Corporation Finance:

I am contacting you in response to your "No-Action Letter" regarding Ameron International Corporation dated January 12, 2011. Please note that as of Sunday, January 24, 2011, I had not received a copy of this letter, although the bottom of it states "cc: John Levin". Instead, my source for this letter is its appearance on Bloomberg on January 20, 2011. A telephone conversation I had with Matt McNair on January 21, 2011 confirmed its existence.

I believe that your office made an error with its decision to grant Ameron's no action request, and I request that you reconsider your decision, and determine that Ameron should be required to include my 2011 Proposal in the Proxy Statement for the 2011 Annual Meeting of Shareholders.

In his letter, SEC Attorney-Advisor Matt McNair references Rule 14a-8(h)(3), and essentially grants Ameron's request to deny my shareholder rights purely on procedural grounds only. Moreover, there are no substantive grounds under Rule 14a-8 to permit Ameron to deny inclusion of my 2011 Proposal. However, my failure to comply with Rule 14a-8(h)(1) by attending the 2010 Annual Meeting or by arranging a representative to attend the 2010 Annual Meeting was induced by Ameron itself, specifically, through statements made to me in an early 2010 telephone conversation by Stephen E. Johnson, Ameron's Senior VP, Secretary, and General Counsel at the time (Mr. Johnson was replaced in each of those positions on May 3, 2010, and I believe he no longer is employed by Ameron). In that conversation I stated that I did not intend to attend the 2010 Annual Meeting to be held in Pasadenca, California (I live on the East Coast), and I sought to ascertain with Mr. Johnson that I had satisfied all of the requirements for submitting my 2010 Proposal. I further inquired of Mr. Johnson whether I needed to do "anything else" with respect to my 2010 Proposal. His response was a simple "no". Now, if Mr. Johnson had correctly informed me that I was required under Rule 14a-8(h)(1) to attend the 2010 Meeting and submit the 2010 Proposal myself, or, alternatively, to send a representative to do so, then of course, I would have complied. I do not know whether Mr. Johnson's advice to me at that time was intended to misinform me, or not, or whether it was intended ensure my non-attendance at the 2010 Annual Meeting in order to create for Ameron the opportunity to omit future proposals by me under Rule 14a-8(h)(3). However, because I lack the financial resources to hire 1,000 plus lawyer law firms like Gibson, Dunn & Crutcher, I instead relied on Mr. Johnson's statement at its face value at that time. Frankly, I would consider this to be "good cause" for failure to attend the 2010 Annual Meeting, and I believe that you should as well.

What, after all, is the purpose of Rule 14a-8(h)(1)? How does this rule support the SEC's mission "to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation"? Is it simply an arbitrary rule with no particular purpose? It would seem that this rule serves only two possible purposes:

(1) Create additional procedural obstacles and financial burdens upon shareholders seeking to participate in their company's annual shareholder meeting by gaining access to the Shareholder Meeting Proxy. This is especially true given that very few, if any, shareholders even bother to attend Annual Meetings of their companies. Moreover, the vast majority of shareholders, including institutional shareholders, view these meetings as perfunctory affairs, and typically are not willing to devote human and financial resources to physically attend them. Instead, shareholders participate in the Annual Meeting by voting their proxies. Clearly, the Ameron 2010 Annual Meeting was no different in this regard. (Is it worth noting, that even without my physical attendance at the Ameron 2010 Annual Meeting, more than two-thirds of the shares voted on the matter were voted in favor of my 2010 Proposal?)

(2) Create, through Rule 14a-8(h)(3), an additional procedural opportunity for a company to deny its shareholders seeking to submit proposals at the Annual Meeting to have the ability to gain access to the Annual Meeting Proxy when there are no substantive grounds to deny such access.

I have searched for an explanation for Rule 14a-8(h)(1), and for the penalty contained in Rule 14a-8(h)(3), without success. If the SEC is not able to identify how these rules support any of its goals, such as improved disclosure, improved transparency, enhanced oversight, or any other goal, then it would appear that these rules are not consistent with the SEC's mission, and they should be removed and voided.

If you have any questions, or would like to discuss this matter directly, I can be reached at: FISMA & OMB Memorandum M-07-16 I look forward to your response.

Yours truly,

John Levin



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 14, 2011

John Levin

*** FISMA & OMB Memorandum M-07-16 ***

Re: Ameron International Corporation
Incoming letter dated January 28, 2011

Dear Mr. Levin:

This is in response to your letter dated January 28, 2011 concerning the shareholder proposal you submitted to Ameron. On January 12, 2011, we issued our response expressing our informal view that Ameron could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

From:	John Levin*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, January 28, 2011 8:09 PM
To:	CFLETTERS; shareholderproposals
Cc:	eising@gibsondunn.com*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Ameron No Action Letter -- Appeal

Dear Ladies and Gentlemen of the SEC Office of Chief Counsel, Division of Corporation Finance:

I am contacting you in response to your "No-Action Letter" regarding Ameron International Corporation dated January 12, 2011. Please note that as of Sunday, January 24, 2011, I had not received a copy of this letter, although the bottom of it states "cc: John Levin". Instead, my source for this letter is its appearance on Bloomberg on January 20, 2011. A telephone conversation I had with Matt McNair on January 21, 2011 confirmed its existence.

I believe that your office made an error with its decision to grant Ameron's no action request, and I request that you reconsider your decision, and determine that Ameron should be required to include my 2011 Proposal in the Proxy Statement for the 2011 Annual Meeting of Shareholders.

In his letter, SEC Attorney-Advisor Matt McNair references Rule 14a-8(h)(3), and essentially grants Ameron's request to deny my shareholder rights purely on procedural grounds only. Moreover, there are no substantive grounds under Rule 14a-8 to permit Ameron to deny inclusion of my 2011 Proposal. However, my failure to comply with Rule 14a-8(h)(1) by attending the 2010 Annual Meeting or by arranging a representative to attend the 2010 Annual Meeting was induced by Ameron itself, specifically, through statements made to me in an early 2010 telephone conversation by Stephen E. Johnson, Ameron's Senior VP, Secretary, and General Counsel at the time (Mr. Johnson was replaced in each of those positions on May 3, 2010, and I believe he no longer is employed by Ameron). In that conversation I stated that I did not intend to attend the 2010 Annual Meeting to be held in Pasadenca, California (I live on the East Coast), and I sought to ascertain with Mr. Johnson that I had satisfied all of the requirements for submitting my 2010 Proposal. I further inquired of Mr. Johnson whether I needed to do "anything else" with respect to my 2010 Proposal. His response was a simple "no". Now, if Mr. Johnson had correctly informed me that I was required under Rule 14a-8(h)(1) to attend the 2010 Meeting and submit the 2010 Proposal myself, or, alternatively, to send a representative to do so, then of course, I would have complied. I do not know whether Mr. Johnson's advice to me at that time was intended to misinform me, or not, or whether it was intended ensure my non-attendance at the 2010 Annual Meeting in order to create for Ameron the opportunity to omit future proposals by me under Rule 14a-8(h)(3). However, because I lack the financial resources to hire 1,000 plus lawyer law firms like Gibson, Dunn & Crutcher, I instead relied on Mr. Johnson's statement at its face value at that time. Frankly, I would consider this to be "good cause" for failure to attend the 2010 Annual Meeting, and I believe that you should as well.

What, after all, is the purpose of Rule 14a-8(h)(1)? How does this rule support the SEC's mission "to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation"? Is it simply an arbitrary rule with no particular purpose? It would seem that this rule serves only two possible purposes:

(1) Create additional procedural obstacles and financial burdens upon shareholders seeking to participate in their company's annual shareholder meeting by gaining access to the Shareholder Meeting Proxy. This is especially true given that very few, if any, shareholders even bother to attend Annual Meetings of their companies. Moreover, the vast majority of shareholders, including institutional shareholders, view these meetings as perfunctory affairs, and typically are not willing to devote human and financial resources to physically attend them. Instead, shareholders participate in the Annual Meeting by voting their proxies. Clearly, the Ameron 2010 Annual Meeting was no different in this regard. (Is it worth noting, that even without my physical attendance at the Ameron 2010 Annual Meeting, more than two-thirds of the shares voted on the matter were voted in favor of my 2010 Proposal?)

(2) Create, through Rule 14a-8(h)(3), an additional procedural opportunity for a company to deny its shareholders seeking to submit proposals at the Annual Meeting to have the ability to gain access to the Annual Meeting Proxy when there are no substantive grounds to deny such access.

I have searched for an explanation for Rule 14a-8(h)(1), and for the penalty contained in Rule 14a-8(h)(3), without success. If the SEC is not able to identify how these rules support any of its goals, such as improved disclosure, improved transparency, enhanced oversight, or any other goal, then it would appear that these rules are not consistent with the SEC's mission, and they should be removed and voided.

If you have any questions, or would like to discuss this matter directly, I can be reached at: ***FISMA & OMB Memorandum M-07-16*** I look forward to your response.

Yours truly,

John Levin